UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 8, 2006

SAXON CAPITAL, INC.
(Exact name of registrant as specified in its charter)

_____

Maryland	**001-32447**	**30-0228584**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4860 Cox Road, Suite 300	**23060**
Glen Allen, Virginia	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code **(804) 967-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. <u>Results of Operations and Financial Condition</u>

On May 8, 2006, Saxon Capital, Inc. ("Saxon") issued a press release announcing Saxon's financial results for the first quarter of 2006. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 7.01. <u>Regulation FD Disclosure</u>

Saxon Capital, Inc. (the "Company") is furnishing the text of its Investor Presentation entitled, "Saxon First Quarter 2006 Presentation" (the "Presentation"), included as Exhibit 99.2 to this report, pursuant to the Securities and Exchange Commission's Regulation FD. The materials also will be posted to the Company's website at www.saxonmortgage.com. The Company expects to use the Presentation, possibly with variations, at meetings with various members of the financial and investment community, from time to time, on or after May 9, 2006. This information is furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing. By filing this report on Form 8-K and furnishing this information, the Company makes no admission as to the materiality or completeness of any information in this report that is required to be disclosed solely by reason of Regulation FD nor as to whether investors should consider this information before making an investment decision with respect to any security of the Company or its affiliates.

The Presentation is summary information that is intended to be considered in the context of the Company's SEC filings and other public announcements that the Company may make, by press release or otherwise, from time to time. The Company undertakes no duty or obligation to publicly update or revise the information contained in this report, although it may do so from time to time as management believes is warranted. Any such updating may be made through the filing of other reports or documents with the SEC, through press releases or through other public disclosure.

Item 9.01. <u>Financial Statements and Exhibits</u>

(c) Exhibits

99.1 Press Release dated May 8, 2006.

99.2 Text of presentation materials

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 9, 2006   SAXON CAPITAL, INC.

By: /s/Robert B. Eastep
Robert B. Eastep

Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibits

Exhibit 99.1	Press Release dated May 8, 2006.
Exhibit 99.2	Text of presentation materials

EXHIBIT 99.1



Contact:
Ms. Bobbi J. Roberts
Vice President, Investor Relations
804.967.7879

Ms. Meagan L. Green
Investor Relations Analyst
804.935.5281

InvestorRelations@saxonmtg.com

For Immediate Release

Saxon Capital, Inc. Announces First Quarter 2006 Operating Results

GLEN ALLEN, VA. (May 8, 2006) - Saxon Capital, Inc. ("Saxon" or the "Company") (NYSE: SAX), a residential mortgage lending and servicing real estate investment trust (REIT), today announced its financial results for the first quarter of 2006.

Financial and Operational Highlights:

- First quarter 2006 net income of $26.4 million, or $0.52 per share diluted.
- Net mortgage loan portfolio at March 31, 2006 was $6.5 billion, an increase of 7% from March 31, 2005 and an increase of 2% from December 31, 2005.
- First quarter 2006 mortgage loan production was $746.3 million, a decrease of 7% from the first quarter of 2005 and a decrease of 18% from the fourth quarter of 2005.
- First quarter 2006 net cost to produce was 2.46%, compared to 3.27% for the first quarter of 2005 and 2.45% for the fourth quarter of 2005.
- First quarter 2006 cost to service was 17 basis points, compared to 20 basis points for the first quarter of 2005 and 15 basis points for the fourth quarter of 2005.

"Our first quarter results reflect the ever competitive and evolving marketplace, and Saxon's continued strategy of profitably growing our portfolio, while continuing to strive to improve our operational efficiencies. While first quarter production volume reflected a traditional seasonal decline, our net cost to produce remained flat from the prior quarter. These progressive and continued improvements in operational efficiencies reflect our strategic plan of enhancing the economics and scalability of our origination and servicing platform", said Michael L. Sawyer, Chief Executive Officer of Saxon.

Financial Results

This press release reports Saxon's financial results under generally accepted accounting principles ("GAAP"). Also presented are non-GAAP financial measures within the meaning of Regulation G promulgated by the Securities and Exchange Commission that management believes provide useful information to investors regarding Saxon's financial performance. The non-GAAP measures presented include core net income, core earnings per share diluted, core net interest income and margin, total net cost to produce, cost to service, securitization net losses on liquidated loans, and a Company defined working capital calculation. Additional information about each of these non-GAAP financial measures, including a definition and the reason management believes its presentation provides useful information and a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP measure is provided in Schedule B of this press release. The presentation of these non-GAAP financial measures is not to be considered in isolation or as a substitute for the Company's financial results prepared in accordance with GAAP.

Net Income and Earnings Per Share

Saxon reported net income for the first quarter of 2006 of $26.4 million, or $0.52 per share diluted, compared to $54.0 million, or $1.07 per share diluted for the first quarter of 2005, and $17.8 million, or $0.35 per share diluted for the fourth quarter of 2005.

Core Net Income and Earnings Per Share

Core net income for the first quarter of 2006 was $21.4 million, or $0.42 per share diluted, compared to $44.9 million, or $0.89 per share diluted for the first quarter of 2005, and $19.5 million, or $0.38 per share diluted for the fourth quarter of 2005. Core net income excludes the mark to market gains or losses recognized on derivative instruments. See Schedule B of this press release for a reconciliation of core net income to net income.

Net Interest Income and Margin

Net interest income was $35.5 million for the first quarter of 2006, compared to $57.4 million for the first quarter of 2005 and $40.5 million for the fourth quarter of 2005. Net interest margin was 2.2% for the first quarter of 2006, compared to 3.8% for the first quarter of 2005 and 2.6% for the fourth quarter of 2005. Net interest margin is calculated as net interest income divided by average interest-earning assets. Average interest-earning assets are calculated using a daily average balance over the time period indicated.

Throughout the first quarter of 2006, interest expense increased due to the 197 basis point rise in 1-month LIBOR from March 31, 2005 to March 31, 2006 and the 44 basis point increase from December 31, 2005 to March 31, 2006. In addition, the Company also experienced slower prepayment speeds during the first quarter of 2006 compared to the fourth quarter of 2005, which reduced prepayment penalty income. Prepayment speeds for the first quarter of 2006 compared to the first quarter of 2005 were relatively flat; however, prepayment income for the first quarter of 2006 was lower due to a decline in the number of loans paying off in the portfolio that contain prepayment penalty features. Net interest income and margin do not include the effect of Saxon's economic hedge of its cost of financing.

Core Net Interest Income and Margin

Core net interest income was $41.1 million for the first quarter of 2006, compared to $69.6 million for the first quarter of 2005 and $48.7 million for the fourth quarter of 2005. Core net interest margin was 2.6% for the first quarter of 2006 compared to 4.6% for the first quarter of 2005 and 3.1% for the fourth quarter of 2005. Core net interest income is net interest income adjusted to include the net cash settlements received or paid on derivative instruments. Core net interest margin is calculated as core net interest income divided by average interest-earning assets. Average interest-earning assets are calculated using a daily average balance over the time period indicated. See Schedule B for a reconciliation of core net interest income to net interest income, and core net interest margin to net interest margin.

Core net interest income and margin were affected by the same factors as net interest income and margin, partially offset by the net cash settlement on the derivative instruments.

Provision for Mortgage Loan Losses

Provision for mortgage loan losses was $0.6 million for the first quarter of 2006, compared to $2.3 million for the first quarter of 2005 and $11.5 million for the fourth quarter of 2005. The changes in provision are impacted by the timing of charges-offs and by the seasonality of delinquency levels which are typically lower in the first quarter of the year. The first quarter of 2006 was an unusually strong collection period for the Company. It is expected that delinquencies will increase to a more normalized level in the second quarter of 2006.

Servicing income, net

Servicing income, net of amortization and impairment, was $19.6 million for the first quarter of 2006, compared to $13.6 million for the first quarter of 2005 and $21.4 million for the fourth quarter of 2005. Saxon's third party servicing portfolio was $20.3 billion at March 31, 2006, an increase of 38% from March 31, 2005, and an increase of 9% from December 31, 2005. During the first quarter of 2006, the Company purchased mortgage servicing rights from third parties relating to approximately $3.8 billion in principal balances of mortgage loans, compared to $3.1 billion in principal balances of mortgage loans in the first quarter of 2005. The Company's average purchase price for the mortgage servicing rights purchased in the first quarter of 2006 was 80 basis points, compared to 71 basis points for the first quarter of 2005.

Operating Expenses

Total operating expenses, which include payroll and related expenses, general and administrative expense, depreciation and other expenses, were $34.5 million for the first quarter of 2006, compared to $41.0 million for the first quarter of 2005 and $38.7 million for the fourth quarter of 2005.

Total operating expenses decreased for the first quarter of 2006 compared to both the first quarter and fourth quarter of 2005 primarily due to a decrease in salary and related expenses, and general and administrative expenses across the production and shared services segments. These decreases were offset by an increase in the servicing segment operating expenses that relate to the growth in the servicing portfolio.

Cost to Service and Total Net Cost to Produce

Cost to service was 17 basis points for the first quarter of 2006, compared to 20 basis points for the first quarter of 2005, and 15 basis points cost in the fourth quarter of 2005. Total net cost to produce was 2.46% of total loan production for the first quarter of 2006, compared to 3.27% for the first quarter of 2005 and 2.45% for the fourth quarter of 2005. Total net cost to produce for the first quarter of 2006 decreased from the first quarter of 2005 due to the Company's continued focus on cost management, and remained flat from the fourth quarter of 2005 due to lower production volume.

3

Portfolio Performance

The following table provides information regarding Saxon's portfolio performance.

(*$ in thousands*)	March 31, 2006	December 31, 2005	March 31, 2005
Outstanding principal balance at period end	$6,496,358	$6,394,873	$6,035,444
Portfolio weighted average credit score	615	616	616
Portfolio weighted average coupon	7.6%	7.5%	7.5%

(*$ in thousands*)	March 31, 2006		December 31, 2005		March 31, 2005	
	Principal balance	%	Principal balance	%	Principal balance	%
30-59 days past due	$273,044	4.20%	$363,780	5.69%	$237,332	3.93%
60-89 days past due	$82,061	1.26%	$98,907	1.55%	$49,412	0.82%
90 days or more past due	$58,311	0.90%	$74,746	1.17%	$51,861	0.86%
Bankruptcies (1)	$128,280	1.97%	$154,787	2.42%	$107,565	1.78%
Foreclosures	$118,140	1.82%	$117,776	1.84%	$111,241	1.84%
Real estate owned (2)	$50,039	0.77%	$49,818	0.78%	$46,248	0.77%
Seriously delinquent % (3)	$397,474	6.12%	$442,805	6.92%	$344,652	5.71%
Securitization net losses on liquidated loans - quarter ended	$11,184	0.69%	$13,953	0.87%	$11,273	0.75%
Charge-offs - quarter ended (4)	$10,282	0.63%	$10,906	0.68%	$8,493	0.56%

(1) Bankruptcies include both non-performing and performing loans in which the related borrower is in bankruptcy. Amounts included for contractually current bankruptcies for the owned portfolio are: $30.6 million as of March 31, 2006, $43.3 million as of December 31, 2005; and $17.6 million as of March 31, 2005.

(2) When a loan is deemed to be uncollectible and the property is foreclosed, it is transferred to REO at net realizable value and periodically evaluated for additional impairments. Net realizable value is defined as the property's fair value less estimated costs to sell. Costs of holding this real estate and related gains and losses on disposition are credited or charged to operations as incurred; and therefore, are not included as part of our allowance for loan and interest losses.

(3) Seriously delinquent is defined as loans that are 60 or more days delinquent, foreclosed, REO, or held by a borrower who has declared bankruptcy and is 60 or more days contractually delinquent.

(4) Charge-offs represent the losses recognized in our financial statements in accordance with GAAP. Quarter ended percentages are annualized. See reconciliation of securitization net losses on liquidated loans to charge-offs in Schedule B.

Loan Production

Mortgage loan production was $746.3 million for the first quarter of 2006, a decrease of 7% compared to the first quarter of 2005, and a decrease of 18% from the fourth quarter of 2005. The weighted average coupon on the Company's production in the first quarter of 2006 was 8.4%, compared to 7.2% for the first quarter of 2005 and 7.9% for the fourth quarter of 2005.

Saxon's wholesale mortgage loan production was $363.6 million during the first quarter of 2006, an increase of 6% from the first quarter of 2005, and a decrease of 6% from the fourth quarter of 2005. Saxon's retail mortgage loan production was $138.5 million during the first quarter of 2006, a decrease of 31% from the first quarter of 2005, and a decrease of 15% from the fourth quarter of 2005. Saxon's correspondent flow mortgage loan production was $226.0 million during the first quarter of 2006, an increase of 1% from the first quarter of 2005, and a decrease of 21% from the fourth quarter of 2005. Saxon's correspondent bulk mortgage loan production was $18.1 million during the first quarter of 2006, a decrease of 52% from the first quarter of 2005, and a decrease of 74% from the fourth quarter of 2005.

Liquidity

At March 31, 2006, Saxon had $1.7 billion in committed facilities and $109.4 million in working capital, compared to $1.7 billion in committed facilities and $208.6 million in working capital at March 31, 2005. It is common business practice to define working capital as current assets less current liabilities. However, the Company does not have a classified balance sheet and therefore calculates working capital using an internally defined formula, which is generally calculated as unrestricted cash and investments as well as unencumbered assets that can be pledged against existing committed facilities and converted to cash in five days or less. Management believes that this working capital calculation provides a better indication of the Company's liquidity available to conduct business at the time of calculation. A reconciliation between the Company's working capital calculation and the common definition of working capital is presented in Schedule B.

REIT Taxable Income

The following table is a reconciliation of GAAP net income to estimated REIT taxable net income for the three months ended March 31, 2006:

	For the three months ended March 31, 2006
($ in thousands)	
Consolidated GAAP income before taxes	$29,311
Estimated tax adjustments:	
Plus:	
Provision for losses - REIT portfolio	3,142
Miscellaneous	930
Less:	
Taxable REIT subsidiary pre-tax net income (loss)	765
Elimination of intercompany pre-tax net income (loss)	4,909
Hedging income (1)	2,993
Securitized loan adjustments for tax	987
Estimated Qualified REIT taxable income	$23,729

(1) Although the Company has eliminated the use of hedge accounting under SFAS No. 133 for financial reporting purposes, it continues to account for certain of its derivative instruments as hedges for tax purposes.

The estimated REIT taxable income for the quarter ended March 31, 2006 set forth in the table above is an estimate only and is subject to change until the Company files its 2006 REIT federal tax returns.

To maintain its status as a REIT, Saxon is required to distribute at least 90% of its REIT taxable income each year to its shareholders. The calculation of REIT taxable income, under federal tax law, differs in certain respects, from the calculation of consolidated net income pursuant to GAAP. Saxon expects that consolidated GAAP net income may differ from REIT taxable income for many reasons, including, but not limited to, the following:

- the provision for loan loss expense recognized for GAAP purposes is based upon the estimate of probable loan losses inherent in the Company's existing portfolio of loans held for investment, for which the Company has not yet recorded a charge-off, whereas tax accounting rules allow a deduction for loan losses only in the period when a charge-off occurs;
- there are several differences between GAAP and tax methodologies for capitalization of mortgage loan origination expenses;
- there are differences between GAAP and tax related to the timing of recognition of income (loss) from derivative instruments; and
- income of a taxable REIT subsidiary is generally included in the REIT's earnings for consolidated GAAP purposes, but is not recognized in REIT taxable income.

Management believes that the presentation of estimated REIT taxable income provides useful information to investors regarding the Company's estimated annual distributions to its investors. The presentation of REIT taxable income is not to be considered in isolation or as a substitute for financial results prepared in accordance with GAAP.

Recent Developments

On May 4, 2006, the Company closed its private offering of $150 million of senior notes due 2014. The notes bear interest at a fixed rate of 12% per annum, beginning May 4, 2006. The Company intends to use the net proceeds from the proposed offering for general corporate purposes, principally the acquisition of additional third-party mortgage servicing rights and whole loans in bulk.

On April 28, 2006, the Company paid its first quarter 2006 cash dividend of $0.50 per share of common stock, which was declared on March 24, 2006 and payable to shareholders of record on April 3, 2006.

On May 2, 2006, the Company closed a $494.7 million asset-backed securitization.

Conference Call

Saxon will host a conference call for analysts and investors at 9 a.m. Eastern Time on Tuesday, May 9, 2006. For a live Internet broadcast of this conference call, please visit Saxon's investor relations website at www.saxonmortgage.com. To participate in the call, contact Ms. Meagan Green at 804-935-5281. A replay will be available shortly after the call and will remain available until 11:59 p.m. Eastern Time, May 12, 2006. The replay will be available on Saxon's website or at 800-475-6701 using the ID number 827177.

About Saxon

Saxon is a residential mortgage lender and servicer that manages a portfolio of mortgage assets. Saxon purchases, securitizes, and services real property secured mortgages and elects to be treated as a real estate investment trust (REIT) for federal tax purposes. The Company is headquartered in Glen Allen, Virginia and has additional primary facilities in Fort Worth, Texas and Foothill Ranch, California.

Saxon's mortgage loan production subsidiary, Saxon Mortgage, Inc., originates and purchases mortgage loans through indirect and direct lending channels using a network of brokers, correspondents, and its retail lending centers. As of March 31, 2006, Saxon's servicing subsidiary, Saxon Mortgage Services, Inc., serviced a mortgage loan portfolio of $26.8 billion. For more information, visit www.saxonmortgage.com.

Information Regarding Forward Looking Statements

Statements in this news release other than statements of historical fact, are "forward-looking statements" that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect Saxon's future plans. Saxon's actual results and the timing and occurrence of expected events could differ materially from its plans and expectations due to a number of factors, such as (i) changes in overall economic conditions and interest rates, (ii) Saxon's ability to successfully implement its growth strategy, (iii) Saxon's ability to sustain loan origination growth at levels sufficient to absorb costs of production and operational costs, (iv) continued availability of credit facilities and access to the securitization markets or other funding sources, (v) deterioration in the credit quality of Saxon's loan portfolio, (vi) lack of access to the capital markets for additional funding, (vii) challenges in successfully expanding Saxon's servicing platform and technological capabilities, (viii) Saxon's ability to remain in compliance with federal tax requirements applicable to REITs, (ix) Saxon's ability and the ability of its subsidiaries to operate effectively within the limitations imposed on REITs by federal tax rules, (x) changes in federal income tax laws and regulations applicable to REITs, (xi) unfavorable changes in capital market conditions, (xii) future litigation developments, (xiii) competitive conditions applicable to Saxon's industry, and (xiv) changes in the applicable legal and regulatory environment. You should also be aware that all information in this news release is as of May 8, 2006. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company's expectations.

Saxon Capital, Inc.
Condensed Consolidated Balance Sheets
(in thousands, except per share data)
(unaudited)

	March 31, 2006	December 31, 2005
Assets:		
Cash	$14,190	$6,053
Trustee receivable	133,085	135,957
Accrued interest receivable, net of allowance of $13,921 and $16,086 respectively	40,139	38,182
Mortgage loan portfolio	6,554,332	6,444,872
Allowance for loan losses	(31,663)	(36,639)
Net mortgage loan portfolio	6,522,669	6,408,233
Restricted cash	5,854	147,473
Servicing related advances	204,106	185,297
Mortgage servicing rights, net	143,748	129,742
Real estate owned	37,804	38,933
Derivative assets	32,765	19,954
Deferred tax asset	52,973	53,724
Other assets	63,405	68,530
Total assets	$7,250,738	$7,232,078
Liabilities and shareholders' equity:		
Liabilities:		
Accrued interest payable	$8,988	$8,357
Dividends payable	25,437	32,539
Warehouse financing	980,669	378,144
Securitization financing	5,599,832	6,182,389
Derivative liabilities	15,834	8,589
Other liabilities	24,710	28,925
Total liabilities	6,655,470	6,638,943
Commitments and contingencies	-	-
Shareholders' equity:		
Common stock, $0.01 par value per share, 100,000,000 shares authorized; shares issued and outstanding: 50,054,212 and 50,001,909 as of March 31, 2006 and December 31, 2005, respectively	501	500
Additional paid-in capital	635,139	634,023
Accumulated other comprehensive loss, net of income tax of $(15) and $(16), respectively)	(334)	(355)
Accumulated deficit	(40,038)	(41,033)
Total shareholders' equity	595,268	593,135
Total liabilities and shareholders' equity	$7,250,738	$7,232,078

Saxon Capital, Inc.
Consolidated Statements of Operations
(in thousands, except per share data)
(unaudited)

	Three months ended		
	March 31, 2006	**December 31, 2005**	**March 31, 2005 (as restated)**
Revenues:			
Interest income	$121,280	$119,058	$112,422
Interest expense	(85,767)	(78,524)	(54,991)
Net interest income	35,513	40,534	57,431
Provision for mortgage loan losses	(577)	(11,516)	(2,308)
Net interest income after provision for mortgage loan losses	34,936	29,018	55,123
Servicing income, net of amortization and impairment	19,640	21,369	13,566
Derivative gains	10,639	6,396	21,234
(Loss) gain on sale of assets	(1,422)	(92)	1,701
Total net revenues	63,793	56,691	91,624
Expenses:			
Payroll and related expenses	17,749	18,105	21,751
General and administrative expenses	13,426	15,612	16,020
Depreciation	1,767	1,713	1,507
Other expense	1,540	3,229	1,704
Total operating expenses	34,482	38,659	40,982
Income before taxes	29,311	18,032	50,642
Income tax expense (benefit)	2,912	277	(3,327)
Net income	$26,399	$17,755	$53,969
Earnings per common share:			
Average common shares - basic	50,015	49,980	49,850
Average common shares - diluted	51,227	51,036	50,463
Basic earnings per common share	$0.53	$0.36	$1.08
Diluted earnings per common share	$0.52	$0.35	$1.07

Saxon Capital, Inc.
Schedule A - Supplemental Data
(unaudited)

($ in thousands)	First Quarter 2006	Fourth Quarter 2005	First Quarter 2005
Production Statistics			
Wholesale	$363,632	$387,927	$342,514
Retail	138,523	162,705	201,979
Correspondent flow	226,023	287,207	222,759
Correspondent bulk	18,122	70,447	37,900
Total	$746,300	$908,286	$805,152
Number of loans produced	4,238	5,171	4,870
Average loan-to-value	78.9%	78.9%	78.5%
Credit Score	608	609	617
Fixed weighted average coupon	8.3%	8.0%	7.9%
ARM weighted average coupon	8.4%	7.9%	7.0%
Total weighted average coupon	8.4%	7.9%	7.2%
Summary of Product Type			
ARM - Interest Only	22.56%	23.92%	41.84%
ARM - 2/3/5 yr hybrid	32.38%	35.39%	40.71%
ARM - Floating	0.08%	0.06%	0.13%
ARM - 40/30	18.36%	16.14%	-
Fixed - Interest Only	0.31%	0.32%	0.41%
Fixed - 15/30 year	19.55%	18.17%	12.41%
Fixed - 40/30	3.26%	2.48%	-
Fixed - Balloons / Other	3.49%	3.52%	4.49%
Summary by Documentation			
Full documentation	63.75%	65.73%	70.17%
Stated documentation	27.41%	28.56%	26.60%
Limited documentation	3.05%	2.16%	3.23%
12 month bank statement	5.78%	3.55%	-
Summary by Purpose			
Cash out refinance	78.70%	77.57%	73.67%
Purchase	16.49%	17.94%	22.39%
Rate or term refinance	4.81%	4.48%	3.94%
Key Ratios			
Average assets (1)	$7,241,408	$7,121,570	$6,570,982
Average equity (1)	$594,202	$612,559	$614,637
Return on average assets (2)	1.5%	1.0%	3.3%
Return on average equity (2)	17.8%	11.6%	35.1%
Average equity/average assets	8.2%	8.6%	9.4%
Debt to equity	11.2	11.2	9.3
Book value per share	$11.89	$11.86	$12.87
Operating expenses/servicing portfolio (2)	0.5%	0.6%	0.8%
Operating expenses/average assets (1)	1.9%	2.2%	2.5%

(1) Average assets is calculated by adding current quarter and prior quarter total assets and dividing by 2. Average equity is calculated by adding current quarter and prior quarter total equity and dividing by 2.
(2) Ratios are annualized.

Saxon Capital, Inc.
Schedule B - Non-GAAP Financial Measures and Regulation G Reconciliations

Core net income, core earnings per share diluted, core net interest income and margin, securitization net losses on liquidated loans, Company defined working capital, total net cost to produce, and cost to service are non-GAAP financial measures of Saxon's earnings within the meaning of Regulation G promulgated by the Securities and Exchange Commission.

Core net income is net income less the mark to market gains or losses on derivative instruments.

Core earnings per share diluted is core net income divided by the weighted average diluted number of shares outstanding during the period.

Core net interest income is net interest income adjusted to include net cash settlements received or paid on derivative instruments.

Core net interest income margin is core net interest income divided by average interest earning assets. Average interest earning assets are calculated using a daily average balance over the time period indicated.

Securitization net losses on liquidated loans are losses recorded by the securitization trust at the time a REO loan is sold. GAAP requires losses to be recognized immediately upon a loan being transferred to REO.

Company Defined Working Capital is generally calculated as unrestricted cash and investments as well as unencumbered assets that can be pledged against existing committed facilities and converted to cash in five days or less.

Total net cost to produce is total production expenses, which include payroll and related expense and general and administrative expense attributable to our production segment, plus deferred capitalized costs and premiums paid, net of fees collected, divided by loan production. Capitalized expenses are origination expenses that are capitalized pursuant to FASB 91. Fees collected and premium are capitalized and recorded on balance sheet as components of net mortgage loan portfolio.

Cost to service is total servicing related expenses, which include payroll and related expenses and general and administrative expenses, divided by the daily weighted average of the total servicing portfolio.

Management believes the core financial measures are useful because they include the current period effects of Saxon's economic hedging program but exclude the mark to market derivative value changes. Saxon uses interest rate swaps, caps, futures and option agreements to create economic hedges of the variable rate debt it issues to finance its mortgage loan portfolio. Changes in the fair value of these derivatives, which reflect the potential future cash settlements over the remaining lives of the agreements according to the market's changing projections of interest rates, are recognized in the line item "Derivative gains" on the consolidated statements of operations. This single line item includes both the actual cash settlements related to the derivatives that occurred during the period and recognition of the changes in the fair value of the agreements over the period. The actual cash settlements include regular monthly payments or receipts under the terms of the agreements and amounts paid or received to terminate the agreements prior to maturity.

The amounts of net cash settlements and changes in derivative value that were included in the line item "Derivative gains" were:

	Three Months Ended		
($ in thousands)	March 31, 2006	December 31, 2005 (1)	March 31, 2005
Fair value gain (loss)	$5,003	$(1,741)	$9,073
Net cash settlements	5,636	8,137	12,161
Derivative gains	10,639	6,396	21,234

    (1) Three months ended December 31, 2005 has been updated from previously reported amounts to reclass cash received related to the daily cash settlement of future contracts from "Fair value gain (loss)" to "Net cash settlements".

As required by Regulation G, a reconciliation of each of these non-GAAP financial measures to the most directly comparable measure under GAAP is provided below.

Regulation G Reconciliation - Core Net Income and Core Earnings Per Share Diluted

	Three Months Ended		
($ in thousands except per share data)	March 31, 2006	December 31, 2005 (1)	March 31, 2005
Core Net Income Reconciliation:			
Net Income	$26,399	$17,755	$53,968
Fair value (gain) loss on derivatives	(5,003)	1,741	(9,073)
Core Net Income	$21,396	$19,496	$44,895
Earnings per share - diluted	$0.52	$0.35	$1.07
Core earnings per share-diluted	$0.42	$0.38	$0.89
Diluted weighted average common shares outstanding.	51,227	51,036	50,463

    (1) Three months ended December 31, 2005 has been updated from previously reported amounts to reclass cash received related to the daily cash settlement of future contracts from "Fair value gain (loss)" to "Net cash settlements".

Regulation G Reconciliation - Core Net Interest Income & Core Interest Margin Analysis

($ in thousands)	Three Months Ended		
	March 31, 2006	**December 31, 2005 (2)**	**March 31, 2005**
Core Net Interest Income Reconciliation			
Interest income	$121,280	$119,058	$112,422
Interest expense	(85,767)	(78,524)	(54,991)
Plus: Net cash settlements	5,636	8,137	12,161
Core interest expense	(80,131)	(70,387)	(42,830)
Core net interest income	41,149	48,671	69,592
Provision for loan losses	(577)	(11,516)	(2,308)
Core net interest income loans after provision for loan losses	$40,572	$37,155	$67,284
Net Interest Margin and Core Net Interest Margin Analysis:			
Average Balance Data			
Average interest earning assets	6,439,732	6,278,580	6,025,904
Average interest earning liabilities	6,601,800	6,413,791	6,132,280
Interest margin on loans	7.53%	7.59%	7.46%
Cost of financing for loans	(5.20)%	(4.90)%	(3.59)%
Net interest margin (1)	2.21%	2.58%	3.81%
Provision for mortgage loan losses	(0.04)%	(0.73)%	(0.15)%
Net interest margin after provision for loan losses	2.17%	1.85%	3.66%
Net interest margin	2.21%	2.58%	3.81%
Plus: Net cash settlements	0.35%	0.524%	0.81%
Core net interest margin	2.56%	3.10%	4.62%
Provision for mortgage loan losses	(0.04)%	(0.73)%	(0.15)%
Core net interest margin on after provision for loan losses	2.52%	2.37%	4.47%

(1) Net interest margin does not equal the arithmetic difference between interest margin on loans and cost of financing for loans due to the difference between the principal balance of mortgage loans and the principal balance of the debt financing those loans.

(2) Three months ended December 31, 2005 has been updated from previously reported amounts to reclass cash received related to the daily cash settlement of future contracts from "Fair value gain (loss)" to "Net cash settlements".

Regulation G Reconciliation - Securitization Net Losses on Liquidated Loans

Management believes that it is meaningful to show securitization net losses on liquidated loans and charge-offs as measures of losses since it is a widely accepted industry practice to evaluate securitization net losses on liquidated loans and the information is provided on a monthly basis to the investors in each securitization. GAAP requires losses to be recognized immediately upon a loan being transferred to REO, whereas securitization net losses on liquidated loans do not recognize a loss on REO until the loan is sold. This causes a timing difference between charge-offs and securitization net losses on liquidated loans. In addition, securitization net losses on liquidated loans exclude losses resulting from delinquent loan sales.

	Three Months Ended		
($ in thousands)	**March 31, 2006**	**December 31, 2005**	**March 31, 2005**
Securitization net losses on liquidated loans	$11,184	$13,953	$11,273
Loan transfers to real estate owned	8,359	8,438	6,885
Realized losses on real estate owned	(8,742)	(10,370)	(8,597)
Timing differences between liquidation and claims processing	(563)	(401)	(198)
Interest not advanced on warehouse loans	(8)	(33)	(75)
Other	52	(681)	(795)
Charge-offs (1)	$10,282	$10,906	$8,493

(1) Charge-offs represent the losses recognized in the financial statements in accordance with GAAP.

Regulation G Reconciliation - Working Capital

Management uses its internally derived working capital measure because the Company does not have a classified balance sheet. Management believes that this working capital calculation provides a better indication of the Company's liquidity available to conduct business at the time of calculation.

	March 31, 2006		March 31, 2005	
($ in thousands)	Saxon Defined Working Capital	Commonly Defined Working Capital	Saxon Defined Working Capital	Commonly Defined Working Capital
Unrestricted cash	$14,190	$14,190	$16,674	$16,674
Trustee receivable	-	133,085	-	116,922
Accrued interest receivable	-	40,139	-	37,289
Accrued interest payable	-	(8,988)	-	(8,210)
Unsecuritized mortgage loans, MSR's, and mortgage bonds - payments less than one year	355,742	1,085,476	379,347	367,271
Warehouse financing - payments less than one year	(260,524)	(260,524)	(187,405)	(187,405)
Repurchase financing - payments less than one year	-	(720,145)	-	(52,744)
Servicing advances	-	204,106	-	113,961
Financed advances - payments less than one year	-	(125,717)	-	(44,564)
Securitized loans - payments less than one year	-	2,276,672	-	2,002,370
Securitized financing - payments less than one year	-	(2,240,854)	-	(1,972,828)
Total	$109,408	$397,440	$208,616	$388,736

Regulation G Reconciliation - Total Net Cost to Produce

Management believes net cost to produce is beneficial to investors because it provides a measurement of efficiency in the origination process.

($ in thousands)	Three Months Ended		
Total Operating Expenses	**March 31, 2006**	**December 31, 2005**	**March 31, 2005**
Wholesale G&A	$6,890	$7,712	$8,086
Retail G&A	7,451	8,877	13,181
Correspondent G&A	2,181	1,996	2,319
Total Production Expenses	$16,522	$18,585	$23,586
Servicing G&A	11,029	9,741	10,321
Administrative G&A	10,480	12,531	11,699
Other (income)/expenses	1,540	3,229	1,705
Gross Operating Expenses	$39,570	$44,086	$47,311
Capitalized expenses	(5,088)	(5,427)	(6,329)
Total Operating Expenses	$34,482	$38,659	$40,982
Fees Collected			
Wholesale fees collected	$1,037	$1,137	$1,073
Retail fees collected	4,064	4,876	5,169
Correspondent fees collected	330	279	222
Total fees collected	$5,431	$6,291	$6,464
Premium Paid			
Wholesale premium	$2,188	$2,239	$3,212
Correspondent premium	5,063	7,738	6,013
Total premium	$7,251	$9,977	$9,225
Net Cost to Produce - dollars			
Wholesale	$8,041	$8,814	$10,226
Retail	3,387	4,001	8,011
Correspondent	6,914	9,455	8,110
Total	$18,342	$22,270	$26,347
Volume			
Wholesale	$363,632	$387,927	$342,514
Retail	138,523	162,705	201,979
Correspondent flow	226,023	287,207	222,759
Correspondent bulk	18,122	70,447	37,900
Total	$746,300	$908,286	$805,152
Net Cost to Produce -basis pts			
Wholesale	2.21%	2.27%	2.99%
Retail	2.45%	2. 46%	3.97%
Correspondent	2.83%	2.64%	3.11%
Total Production Net Cost to Produce	2.46%	2.45%	3.27%

15

Regulation G Reconciliation - Cost to Service

Management believes that cost to service is beneficial to investors because it provides a measurement of efficiency in the servicing channel.

	Three Months Ended		
($ in thousands)	**March 31, 2006**	**December 31, 2005**	**March 31, 2005**
Servicing G&A(1)	$11,029	$9,741	$10,321
Average total portfolio balance (2)	26,305,271	25,504,321	20,433,459
Cost to service (annualized)	0.17%	0.15%	0.20%

(1) Servicing G&A is a component of total operating expenses on the consolidated statement of operations and is reconciled to total operating expenses in the Total Net Cost to Produce reconciliation table above.

(2) Average total portfolio balance is a daily weighted average of the total servicing portfolio.

EXHIBIT 99.2



Saxon Capital, Inc.

March 31, 2006



Forward Looking Statement

Statements in this presentation other than statements of historical fact, are "forward-looking statements" that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect Saxon's future plans. Saxon's actual results and the timing and occurrence of expected events could differ materially from its plans and expectations due to a number of factors, such as (i) changes in overall economic conditions and interest rates, (ii) Saxon's ability to successfully implement its growth strategy, (iii) Saxon's ability to sustain loan origination growth at levels sufficient to absorb costs of production and operational costs, (iv) continued availability of credit facilities and access to the securitization markets or other funding sources, (v) deterioration in the credit quality of Saxon's loan portfolio, (vi) lack of access to the capital markets for additional funding, (vii) challenges in successfully expanding Saxon's servicing platform and technological capabilities, (viii) Saxon's ability to remain in compliance with federal tax requirements applicable to REITs, (ix) Saxon's ability and the ability of its subsidiaries to operate effectively within the limitations imposed on REITs by federal tax rules, (x) changes in federal income tax laws and regulations applicable to REITs, (xi) unfavorable changes in capital market conditions, (xii) future litigation developments, (xiii) competitive conditions applicable to Saxon's industry, and (xiv) changes in the applicable legal and regulatory environment. You should also be aware that all information in this presentation is as of March 31, 2006. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company's expectations.



Who We Are

Saxon is a residential mortgage *lender* mortgage assets. Saxon originates, purchases, securitizes, and services real property secured mortgages, and elects to be treated as a real estate investment trust (REIT) for federal tax purposes.



Taxable REIT Subsidiary (TRS)

Qualified REIT Subsidiary (QRS)

Production and Servicing Channels

Owned Portfolio





Core Competencies

Originate/ Purchase Mortgage Loans
Securitize
Loan Performance
Underwriting
Capital Markets
Servicing

Saxon Capital, Inc.

4

Saxon's Strategy



Growth in Dividend and Capital

Portfolio Growth

Investment In Technology

Breadth Of Product Line

3rd Party Servicing Growth



QRS

- Growth in Owned Portfolio

- Maintain Pricing Discipline

- Maintain Credit Discipline

TRS

- Growth in Originations

- Growth in 3rd Party Servicing

- Technology investments to drive costs down

- Whole loan sales



Saxon Capital, Inc.

Saxon's Proven Track Record


Diluted EPS
($0.06)
$2.25
$2.25
$2.91
$0.52
2002
2003
2004
2005
1Q 2006
Return on Equity
(15.5)%
(0.7)%
24.3%
23.6%
17.8%
2002
2003
2004
2005
1Q2006
Revenues
$88,336
$217,056
$254,970
$258,522
$63,793
2002
2003
2004
2005
1Q2006
Shareholders' Equity (000's)
$242,584
$313,730
$587,073
$593,135
$595,268
2002
2003
2004
2005
1Q2006

Data as of 3/31/06

Saxon Capital, Inc.

Sources of Portfolio Growth

Production ($ in millions)*



Retail
25.7%

Wholesale
45.8%

Portfolio Growth

Correspondent Flow
24.1%

Correspondent Bulk
9.7%

Originations 12/31/01 – 3/31/06



$3,495 $3,349

$2,843

$2,334 $2,296

$746.3

2001 2002 2003 2004 2005 1Q 2006

* Does not include called loans.



8

Portfolio Geographic Dispersion



CA = 22%
5.0 - 9.0 %
3.0 - 5.0 %
2.0 - 3.0 %
1.0 - 2.0 %
.05 - 1.0 %
.01 - .05 %

Data as of 3/31/06



Saxon Capital, Inc.™

9







First Quarter 2006

Production Statistics

Credit Score	Funded Volume (000's)	% of Total Funded Volume	WAC - Fixed	WAC - ARM	WA CREDIT SCORE	WA CLTV
> 650	$145,941	19.56%	7.80%	7.95%	684	79.38%
601-650	$254,229	34.07%	8.30%	8.15%	624	81.16%
551-600	$251,155	33.65%	8.40%	8.51%	577	78.52%
526-550	$55,681	7.46%	9.34%	8.95%	538	73.98%
< 525	$38,868	5.21%	9.95%	9.62%	511	71.22%
N/A**	$426	0.06%	0.00%	9.10%	N/A	49.67%
Totals	**$746,300**	**100%**	**8.30%**	**8.40%**	**609**	**78.85%**

** These loans have unavailable credit scores

WA = Weighted Average

12-Mth Bank Statements 6%
Stated Doc 27%
Limited Doc. 3%
Full Doc. 64%

Fixed 27%
2 Yr Hybrid 22%
3-5 Yr Hybrid 10%
I/O ARM 23%
40/30 ARM 18%

Data as of 3/31/06

Saxon Capital, Inc.



Credit & Servicing Statistics



Servicing Portfolio



$20.3 billion = 76%



$6.5 billion = 24%

Owned ☐ Third Party

Data as of 3/31/06

Saxon Capital, Inc.™

Credit Grade Migration

Credit Score	2006	2005	2004	2003	2002	2001	2000
> 650	19.56%	24.98%	31.11%	44.32%	29.19%	17.94%	6.61%
601-650	34.07%	33.90%	30.94%	20.56%	24.56%	18.48%	11.19%
551-600	33.65%	28.02%	23.35%	23.22%	29.28%	35.65%	40.93%
526-550	7.46%	7.22%	7.84%	7.35%	11.08%	16.60%	23.06%
< 525	5.21%	5.74%	6.40%	4.16%	5.89%	11.33%	18.21%
Other	0.60%	0.13%	0.36%	0.39%	-	-	-

Data as of 3/31/06



13

Performance: Static Pool Delinquency



Outstanding Portfolio Balance by Year:

1996 – 2000 = 6.5%	2003 = 10.4%
2001 = 3.1%	2004 = 26.0%
2002 = 5.3%	2005 = 38.1%
	2006 = 10.6%

Data as of 3/31/06



14

Performance: Saxon Portfolio Static Pool Losses
by Year of Origination





Data as of 3/31/06





Total Cumulative Losses:

1998 = 4.11%	2001 = 3.95%	2004 = 0.16%
1999 = 5.17%	2002 = 1.78%	
2000 = 5.76%	2003 = 0.57%	

Data as of 3/31/06

16

Loss Severity



Decline in Asset value= 1- Sales Price/UPB
Severity= Losses / UPB



Data as of 3/31/06

17

Performance: 2004 Delinquency by Credit Score

Saxon vs. Peer Group



OTS Method: 60+ Delinquency

Benchmark Securities:

ABFC, ABS, ACE, AMERIQUEST, ARC/SASCO, ARGENT, BEAR STEARNS, C-BASS, CENTEX, CHASE FUNDING, COUNTRYWIDE, CSFB, DELTA, DLJ, EQUICREDIT, EQUITY ONE, FIELDSTONE, FIRST FRANKLIN, FREMONT, GSAMP/GSMPS, LONG BEACH, MASTR, MERRILL LYNCH, MORGAN STANLEY, NEW CENT

Data as of 3/31/06

SOURCE: LPS Truestandings   PERIOD: EOM: January 2006



Summary



Strong Management	Existing Portfolio	Servicing Platform	Discipline
• SAX's management team has one of the strongest reputations in the industry.	• SAX has been building its on-balance sheet portfolio since 2001.	• SAX has a servicing platform that is highly rated and scalable.	• SAX has a culture of discipline in growth, credit, and servicing.
• Team has been together since pre-divestiture.	• Portfolio at 3/31/06 is $6.5 billion.	• Servicing business will grow TRS and SAX equity base.	• Creating assets for our balance sheet and managing a REIT require similar discipline.



Saxon Capital, Inc.™



Thank You for Your Investment

www.saxonmortgage.com

